Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-4 No. 333-162539) and related Prospectus of News Corporation for the exchange offer of $400 million of 5.65% Senior Notes due 2020 and $600 million of 6.90% Senior Notes due 2039 and to the incorporation by reference therein of our reports: (i) dated August 12, 2009 (except for Notes 19 and 24, as to which the date is February 12, 2010), with respect to the consolidated financial statements of News Corporation included in its Current Report on Form 8-K filed on February 12, 2010, and (ii) dated August 12, 2009 with respect to the effectiveness of internal control over financial reporting of News Corporation included in its Annual Report (Form 10-K) for the year ended June 30, 2009, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

New York, New York

February 12, 2010